UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001- 39258

BTC DIGITAL LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation and Appointment of Director

On December 30, 2023, Mr. Jishuang Zhao, the chairman of the board of directors of BTC Digital Ltd., a company formed in the Cayman Islands (the “Company”), and a member and the chairman of the compensation committee and the nominating and corporate governance committee of the Company’s board of directors, notified the Company of his resignation from the board of directors of the Company and from the compensation committee and the nominating and corporate governance committee of the Company’s board of directors, effective December 10, 2023. Mr. Jishuang Zhao’s resignation from the Company’s board of directors was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On December 1, 2023, the Company’s board of directors appointed Mr. Xu Peng as a director of the Company, the chairman of the Company’s board of directors, and a member and chairman of the compensation committee and the nominating and corporate governance committee of the board of directors, effective December 11, 2023. The appointment intends to fill the vacancy created by Mr. Jishuang Zhao’s departure. The biographical information of Mr. Xu Peng is set forth below.

Mr. Xu Peng, age 43, has served as the chairman of the Company’s board of directors since December 2023. Mr. Xu Peng served as the president of Hailuoda International Consulting Services Co., Ltd. in People’s Republic of China (the “PRC”), a company engaged in overseas trade and investment promotion in Hainan, the PRC, from July 2019 to November 2023, where he was overseeing and managing the overall operations of the company. From August 2012 to June 2019, Mr. Peng served as the president at Ziyou Emotional Intelligence Education Consulting Co., Ltd., an education services provider targeted at children and youth, where he was overseeing and managing the overall operations of the company. Mr. Peng obtained a bachelor’s degree in computer science from College of Applied Arts and Science of Beijing Union University in the PRC in 2003.

Mr. Xu Peng does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2023

BTC Digital Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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